                                                                    EXHIBIT 99.7

                                March 28, 1997

   Michael B. Slade
   c/o Starwave Corporation
   13810 SE Eastgate Way
   Bellevue, Washington 98005


   Dear Mike:

     This letter confirms the terms of your employment by Starwave Corporation (the "Employer").

   1.   TERM

        Subject to your signing and delivering this letter agreement (the "Agreement") to Employer and completion of the Disney Enterprises, Inc. ("Disney") investment in the Employer, the term of your employment hereunder commences April 1, 1997, and expires on March 31, 2000, unless earlier terminated as hereinafter provided (the "Employment Period").

   2.   SALARY

        In full consideration for all rights and services provided by you hereunder, you shall receive an annual salary of $290,000, $320,000 and $360,000 for each of the three successive twelve month periods in the Employment Period. Salary payments shall be made in equal installments in accordance with Employer's then prevailing payroll policy.

   3.   BONUS

        Bonus compensation, if any, shall be at the discretion of Employer.

   4.   STOCK OPTIONS

        You acknowledge and agree that all stock options granted by Employer pursuant to the Revised 1992 Combined Incentive and Nonqualified Stock Option Plan (the "Plan") shall continue to be governed in accordance with the Plan, as amended or modified from time to time. You acknowledge receipt of the Plan. Concurrently herewith you have been granted a non-qualified option to acquire 250,000 shares of Employer's Class A Common Stock, exercisable at $9.07 per share. Such shares shall vest in forty-seven (47) equal monthly installments of 5,208 shares during each of the forty-seven (47) calendar months commencing April 1997 with a final monthly installment of 5,224 shares, subject to continued employment and all of the terms of the Plan and the Stock Option Agreement reflecting such grant. In the event that you are terminated without cause prior to the expiration of the Employment Period, then all stock options which would have otherwise vested through the end of the Employment Period shall vest upon such termination.

   Michael B. Slade
   March 28, 1997
   Page 2


   5.   TITLE

        You are being employed hereunder in the position of Chairman of the Board of Directors and Chief Executive Officer of Employer. During the term hereof you shall also serve as a member of Employer's Board of Directors (the "Board").

   6.   DUTIES

        You shall personally and diligently perform, on a full time and exclusive basis, such services as Employer or any of its divisions may reasonably require. You shall observe all reasonable rules and regulations adopted by Employer in connection with the operation of its business and carry out to the best of your ability all instructions of Employer. Without limiting the foregoing, you shall have general responsibility for the management of Employer. All officers of Employer shall report to you directly or indirectly. Your principal place of business shall be in the Bellevue/Greater Seattle area, but you shall travel as reasonably required in connection with the performance of your duties hereunder.

   7.   EXPENSES

        To the extent you incur necessary and reasonable business expenses (including, without limitation, travel and entertainment) in the course of your employment, you shall be reimbursed for such expenses, subject to Employer's then current policies regarding reimbursement of such business expenses.

   8.   OTHER BENEFITS

        You shall be entitled to those benefits that are standard for persons in similar positions with Employer, consistent in the aggregate with Employer's current practice subject to changes affecting all executives.

   9.   VACATIONS; SABBATICAL

        You shall be entitled to four weeks paid vacation during each twelve month period of this Agreement. Unused vacation time in any twelve month period shall not be carried over to subsequent periods and you shall not be entitled to payment in lieu of unused vacation time (except on termination up to a maximum of four weeks of such unused time). During the first twelve months of your employment hereunder you shall be entitled to an additional four weeks of unpaid vacation time to be taken at times mutually convenient to you and Employer.

   10.  LIQUIDITY PROVISIONS; REPURCHASE RIGHT

   Michael B. Slade
   March 28, 1997
   Page 3


        In order to provide you with the opportunity to sell shares of Employer's Class A Common Stock prior to the time (if at all) that Employer makes an initial public offering of its Class A Common Stock and to provide for the repurchase of your shares of Class A Common Stock by and at the option of Employer or Disney or its affiliates under certain circumstances, we have mutually agreed to the following:

     (a)  INITIAL SALE OPPORTUNITY

             (i) Employer shall purchase up to an aggregate of $4 million of the Class A Common Stock from employees of Employer who are employees on the Election Date ("Eligible Employees"). The Election Date shall be July 1, 1997. The Closing Date for the sale shall be on or before August 1, 1997. You shall have the right to sell up to 125,000 shares of Class A Common Stock and Tom Phillips shall have the right to sell up to 60,975 shares of Class A Common Stock, and two additional Key Executives shall have the right to sell twenty-five percent (25%) or thirty-five percent (35%) of the Class A Common Stock held by them at a purchase price equal to $8.21 per share minus the exercise price of any vested options which are purchased. To the extent that any portion of the $4 million has not been so utilized, then other Eligible Employees shall each have the right to sell twenty percent (20%) of the Class A Common Stock held by such Eligible Employee at a purchase price equal to $8.21 per share which is purchased. It shall be at the sole and absolute discretion of each Eligible Employee as to whether or not to sell Class A Common Stock and in what proportion. In the event that an Eligible Employee (including you or other Key Executives) elects not to sell the full amount of their Class A Common Stock as described above, then Employer shall not be obligated to purchase Class A Common Stock from such Eligible Employee, nor to reallocate the cash allocable to such shares to additional shares from other Eligible Employees in excess of the applicable percentage of their holdings provided above.

          (ii) Concurrently herewith you shall have entered into an agreement with Disney respecting its purchase of certain Class A Common Stock and Vested Options from you and an agreement with Paul Allen ("Allen") with respect to matters arising out of this Agreement.

     (b)  ANNUAL LIQUIDITY OPPORTUNITY

          For the calendar years ending December 31, 1998 and December 31, 1999, subject in each case to your continued employment through the

   Michael B. Slade
   March 28, 1997
   Page 4


             end of each such calendar year (provided that if you are terminated without cause, or you die or become permanently and totally disabled, you will be entitled to a pro rata portion of such liquidity opportunity based upon the number of calendar months in the particular calendar year prior to such termination), the Board, after consultation with you, shall establish both qualitative and quantitative targets to measure Employer's performance during such year. If the Employer meets EITHER the qualitative or quantitative targets for such year, you may give written notice to Employer within three months after the end of the calendar year asking that Employer at its option purchase or seek to privately place up to twenty-five per cent (25%) of the Eligible Securities held by you as of the date hereof (as hereafter defined) at their Fair Market Value (as defined). If the Employer fails to privately place such securities within six months, then you may require Disney and Paul Allen ("Allen") (in the following proportions: forty-five percent (45%) Disney; fifty-five percent (55%) Allen) to purchase such securities in the subsequent sixty (60) day period at a price equal to eighty percent (80%) of Fair Market Value. Fair Market Value shall be established by a nationally recognized investment banking firm selected by Employer and reasonably acceptable to you. Appraisal cost will be paid by Employer. For purposes of determining the Eligible Securities you may sell hereunder, the total number of shares deemed owned by you at any time shall be the sum of the Eligible Securities owned by you at the date hereof other than those sold by you under clause (a) above plus all additional Class A Common Stock and options which become vested between the date hereof and the end of the relevant period, without deduction for shares previously sold by you under this clause (b).

     (c)  RESIDUAL PUT

             If at the end of six years following the date hereof so long as you have not been terminated pursuant to paragraph 13(a), Disney has not exercised its call on your stock under clause (e) below or Allen has not exercised his put to Disney (thereby triggering your tagalong rights), you may require Employer for a sixty (60) day period to purchase all or any portion of the Eligible Securities then owned by you at a purchase price equal to eighty percent (80%) of the Fair Market Value thereof.

     (d)  TERMINATION ON IPO

             The rights granted in this Section 10 shall terminate concurrently with the closing of an initial public offering of Employer's Class A Common Stock registered under the Securities Act of 1933, as amended.

   Michael B. Slade
   March 28, 1997
   Page 5


     (e)  REPURCHASE BY DISNEY

             In the event that either Disney elects to purchase all shares of Common Stock owned by Allen or his permitted transferees (collectively, the "Allen Shares") or Allen elects to require Disney to purchase the Allen Shares (either an "Allen Repurchase Event"), Disney shall be required to purchase, and you shall be required to sell, all Class A Common Stock owned by you at the same per share price as the per share price offered to Allen (less any applicable option exercise price). If Allen elects to receive shares of Disney common stock (rather than cash) in an Allen Repurchase Event, you shall be entitled to elect to receive Disney common stock for your Class A Common Stock, at the same per share price as the per share price offered to Allen. In the event an Allen Repurchase Event does not occur or fails to close, Disney shall be relieved of its obligation to purchase and you shall be relieved of your obligation to sell the Class A Common Stock. Disney shall deliver a notice to you promptly upon the occurrence of an Allen Repurchase Event providing a ten (10) day period for you to exercise previously vested Options. Upon the end of the ten
             (10) day period, your rights to shares of Class A Common Stock issued upon exercise of options shall terminate and be null and void, such shares of Class A Common Stock shall be cancelled on the books and records of the Company and your sole right with regard to such shares shall be the compensation provided for below. Upon the end of the ten (10) day period, all remaining vested and unvested options held by you shall terminate and become null and void. Any provision in any stock option or other agreement between you and Employer to the contrary is modified and amended hereby. Disney shall, as compensation for any unvested Options, at its sole option either (i) make a cash payment to you for the fair market value of the unvested options (which shall be the same per share price paid to Allen or his transferees in connection with such a repurchase event), or (ii) recommend to the Compensation Committee of Disney's Board that you receive options to purchase Disney common stock (in accordance with the terms and conditions of the then prevailing Disney stock option plan) in amounts designed to provide the Optionee with equivalent value, as determined by Disney in its reasonable discretion and the compensation committee makes such grants. Any such determinations provided for in this clause (d) shall be final and binding. Payment for any stock purchased hereunder shall be made by Disney promptly following the closing of an Allen Repurchase Event. The Disney election provided above shall be taken within sixty (60) .days of the closing of an Allen Repurchase Event. If Disney elects to make a cash payment, such payment shall occur promptly following the Disney election. If Disney elects to provide options to purchase Disney common stock, such option grants

   Michael B. Slade
   March 28, 1997
   Page 6


             shall occur in the next regularly scheduled meeting of the Compensation Committee, if possible, or the following regularly scheduled meeting.


   11.  PROTECTION OF EMPLOYER'S INTERESTS

        (a) During the term of your employment by Employer you shall not compete in any manner, directly or indirectly, whether as a principal, employee, agent or owner, with Employer, The Walt Disney Company or any affiliate thereof, except that the foregoing will not prevent you from holding at any time less than 5% of the outstanding capital stock of any company whose stock is publicly traded.

     (b) To the extent permitted by law, all rights worldwide with respect to any and all intellectual or other property of any nature produced, created or suggested by you during the term of your employment or resulting from your services shall be deemed to be a work made for hire and shall be the sole and exclusive property of Employer. You agree to execute, acknowledge and deliver to employer at Employer's request, such further documents as Employer finds appropriate to evidence Employer's rights in such property. Any confidential and/or proprietary information of Employer or any affiliate thereof shall not be used by you or disclosed or made available by you to any person except as required in the course of your employment, and upon expiration or earlier termination of the term of your employment, you shall return to Employer all such information that exists in written or other physical form (and all copies thereof) under your control. Without limiting the generality of the foregoing, you acknowledge signing and delivering to Employer its standard confidentiality agreement for employees and you agree that all terms and conditions contained therein, and all of your obligations and commitments provided for therein, shall be deemed, and hereby are, incorporated into this Agreement as if set forth in full herein. The provisions of this paragraph shall survive the expiration or earlier termination of this Agreement.

   12.  SERVICES UNIQUE

        You recognize that your services hereunder are of a special, unique, unusual, extraordinary and intellectual character giving them a peculiar value, the loss of which cannot be reasonably or adequately compensated for in damages, and in the event of a breach of this Agreement by you (particularly, but without limitation, with respect to the provisions hereof relating to the exclusivity of your services and the provisions of paragraph 10 hereof), Employer shall, in addition to all other remedies available to it, be entitled to equitable relief by way of injunction and any other legal or equitable remedies.

   Michael B. Slade
   March 28, 1997
   Page 7


   13.  TERMINATION

        (a) Employer may terminate your employment hereunder for gross negligence, misconduct, nonfeasance or breach of this Agreement or for other good cause, and in any such event all obligations of Employer hereunder (except pursuant to paragraph 10(e)) shall immediately terminate.

     (b) In the event of your death during the term hereof, this Agreement (other than paragraphs 10(b), (c), and (e) shall terminate and Employer shall only be obligated to pay your estate or legal representative the salary provided for herein to the extent earned by you prior to such event and to have all unvested options vest as provided in your stock option agreement. In the event you are unable to perform the services required of you hereunder as a result of any disability and such disability continues for a period of 90 or more consecutive days or an aggregate of 120 or more days during any 12-month period during the term hereof, then at any time thereafter Employer shall have the right, at its option, to terminate your employment hereunder. In such event, all unvested options shall vest as provided in your stock option agreement. Unless and until so terminated, during any period of disability during which you are unable to perform the services required of you hereunder, your salary hereunder shall be payable to the extent of, and subject to, Employer's policies and practices then in effect with regard to sick leave and disability benefits.

     (c) You acknowledge that you have been provided by Employer with a copy of Section 508 of the Federal Communications Act of 1934, as amended, relating in part to receiving or paying consideration for product identification in television programs, that you are familiar with the provisions thereof and that you will fully comply therewith during the term of this Agreement. Without limiting the foregoing, however, and whether or not Section 508 is applicable to your activities, you agree that you will not, without Employer's prior written consent, accept any compensation or gift from any person, firm or corporation (other than Employer) where such compensation or gift is, or may appear to be, in consideration of your acting in a particular manner in relation to the business of such person, firm or corporation. Without limiting the generality of paragraph 13(a) hereof, it is agreed that any violation of this paragraph 13(c) shall constitute a violation of this Agreement upon which Employer may forthwith terminate this Agreement pursuant to paragraph 13(a) hereof.

   14.  USE OF EMPLOYEE'S NAME

   Michael B. Slade
   March 28, 1997
   Page 8


        Employer shall have the right but not the obligation to use your name or likeness for any publicity or advertising purpose. Employer is under no obligation to accord you credit for any production.

   15.  ASSIGNMENT

        Employer may assign this Agreement or all or any part of its rights hereunder to any entity that succeeds to a substantial portion of Employer's assets or business, and this Agreement shall inure to the benefit of such assignee.

   16.  NO CONFLICT WITH PRIOR AGREEMENTS

        You represent to Employer that neither your commencement of employment hereunder nor the performance of your duties hereunder conflicts with any contractual commitment on your part to any third party or violates or interferes with any rights of any third party.

   17.  POST-TERMINATION OBLIGATIONS

        After the termination of your employment hereunder for any reason whatsoever, you shall not either alone or jointly, with or on behalf of others, either directly or indirectly, whether as principal, partner, agent, shareholder, director, employee, consultant or otherwise, at any time during a period of two years following such termination, offer employment to, or solicit the employment or engagement of, or otherwise entice away from the employment of Employer or any affiliated entity, either for your own account or for any other person, firm or company, any person who is employed by Employer or any such affiliated entity, whether or not such person would commit any breach of his contract of employment by reason of his leaving the service of Employer or any affiliated entity.For purposes of this paragraph 17, Disney and its affiliates (other than Employer) shall not be considered to be affiliated entities of Employer.

   18.  ENTIRE AGREEMENT; AMENDMENTS; WAIVER; ETC.

        (a) This Agreement supersedes all prior or contemporaneous agreements and statements, whether written or oral, concerning the terms of your employment, and no amendment or modification of this Agreement shall be binding against Employer unless set forth in a writing signed by Employer and delivered to you. No waiver by either party of any breach by the other party of any provision or condition of this Agreement shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time.

     (b) You have given no indication, representation or commitment of any nature to any broker, finder, agent or other third party to the effect that any fees or commissions of any nature are, or under any circumstances

   Michael B. Slade
   March 28, 1997
   Page 9


             might be, payable by Employer or any affiliate thereof in connection with your employment hereunder.

     (c) Nothing herein contained shall be construed so as to require the commission of any act contrary to law, and wherever there is any conflict between any provision of this Agreement and any present or future statue, law, ordinance or regulation, the latter shall prevail, but in such event the provision of the Agreement affected shall be curtailed and limited only to the extent necessary to bring it within legal requirements.

     (d) This Agreement does not constitute a commitment of Employer with regard to your employment, express or implied, other than to the extent expressly provided for herein. Upon termination of this Agreement, it is the contemplation of both parties that your employment with Employer shall cease, and that neither Employer nor you shall have any obligation to the other with respect to continued employment. In the event that your employment continues for any period of time following the stated expiration dates of this Agreement, unless and until agreed to in a new subscribed written document, such employment or any continuation thereof is "at will," and may be terminated without obligation at any time by either party's giving notice to the other.

     (e) This Agreement shall be governed by and construed in accordance with the laws of the State of Washington. In accordance with the Immigration Reform and Control Act of 1986, employment hereunder is conditioned upon satisfactory proof of your identity and legal ability to work in the United States.

     (f) To the extent permitted by law, you will keep the terms of this Agreement confidential, and you will not disclose any information concerning this Agreement to anyone other than your immediate family and professional representatives (provided they also agree to keep the terms of this Agreement confidential).

     (g) Disney and its affiliates are express beneficiaries of your agreements and obligations hereunder and may enforce them to the same extent that Employer may.

   20.  NOTICES

        All notices that either party is required or may desire to give the other shall be in writing and given either personally or by depositing the same in the United States mail addressed to the party to be given notice as follows:

   Michael B. Slade
   March 28, 1997
   Page 10


          To Employer:   Starwave Corporation
                              13810 S.E. Eastgate Way, Suite 400
                              Bellevue, Washington 98005

          To Employee:   At the address shown for you on the first page
                       hereof.

        Either party may by written notice designate a different address for giving of notices. The date of mailing of any such notices shall be deemed to be the date on which such notice is given.

   21.  HEADINGS

        The headings set forth herein are included solely for the purpose of identification and shall not be used for the purpose of construing the meaning of the provisions of this Agreement.

   Michael B. Slade
   March 28, 1997
   Page 11


     If the foregoing accurately reflects our mutual agreement, please sign where indicated.

                              STARWAVE CORPORATION


                              By: /s/ Curt D. Blake
                                  ---------------------
                              Title: Sr. Vice President  Business & Legal

                              EMPLOYEE

                              /s/ Michael B. Slade
                              -------------------------
                              MICHAEL B. SLADE